

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2020

Mark P. Lappe
Chief Executive Officer
Inhibrx, Inc.
11025 N. Torrey Pines Road, Suite 200
La Jolla, CA 92037

> **Re: Inhibrx, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 28, 2020**
> **File No. 333-240135**

Dear Mr. Lappe:

We have reviewed your registration statement and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1 filed July 28, 2020

Dilution, page 72

1.   Please tell us why you did not exclude your right-of-use assets, an intangible asset, from your calculation of net tangible book value.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Mark P. Lappe
Inhibrx, Inc.
August 5, 2020
Page 2

        You may contact Jeanne Bennett at (202) 551-3606 or Kate Tillan at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at (202) 551-7614 or Mary Beth Breslin at (202) 551-3625 with any other questions.

                                             Sincerely,

                                             Division of Corporation Finance
                                             Office of Life Sciences

cc: Melanie Levy